[CPSI Letterhead]

December 20, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Stephen Krikorian

Re:    Computer Programs and Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 15, 2017
Form 8-K Furnished November 2, 2017
File No. 000-49796

Dear Mr. Krikorian:

This letter is being submitted in response to the comment letter dated December 6, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to the undersigned, as Chief Financial Officer of Computer Programs and Systems, Inc. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below in bold, followed by the Company’s response.

Form 8-K Furnished November 2, 2017

1.
We note your response to prior comment 4. Please revise in future earnings releases to remove the adjustment to add back the cash benefit from NOL utilization when calculating Adjusted EBITDA, a performance measure. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: In accordance with the Staff’s request, the Company confirms that it will revise future earnings releases to remove the adjustment to add back the cash benefit from NOL utilization when calculating Adjusted EBITDA, a performance measure. However, as periodic NOL utilization may be considered material to an investor’s assessment of the Company’s compliance with our existing credit facility, we will include supplemental disclosure of these amounts in narrative form in future earnings releases.

Securities and Exchange Commission
December 20, 2017

For illustrative purposes, the Company’s reconciliation of Net income to Adjusted EBITDA for the three and nine months ended September 30, 2017 and 2016 (as reported in the Company's Form 8-K furnished November 2, 2017) would have appeared as follows had the aforementioned changes been implemented prior to the filing of the Form 8-K:

Adjusted EBITDA	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net income, as reported	$2,288	$1,599	$4,121	$1,932
Deferred revenue and other acquisition-related adjustments	—	516	—	2,226
Depreciation expense	526	682	1,945	2,422
Amortization of acquisition-related intangible assets	2,601	2,601	7,804	7,580
Stock-based compensation	2,054	1,146	5,021	4,023
Transaction-related costs	15	69	23	8,087
Non-recurring severance	196	—	2,261	—
Interest expense and other, net	1,960	1,664	5,565	4,707
Provision for income taxes	1,374	981	3,617	3,643
Adjusted EBITDA	$11,014	$9,258	$30,357	$34,620
Similarly, the following supplemental narrative disclosure related to the Company's periodic NOL utilization would have appeared immediately following the tabular disclosure above:
The performance measure of Adjusted EBITDA, as presented above, excludes the cash benefits derived from the utilization of net operating loss carryforwards acquired in the Healthland acquisition (“NOL Utilization”), which is included as an adjustment to Net income in order to calculate Consolidated EBITDA per the terms of our credit facility. NOL Utilization was approximately $2.0 million and $5.4 million, respectively, for the three and nine months ended September 30, 2017, compared to $2.5 million and $5.0 million, respectively, for the three and nine months ended September 30, 2016.
Lastly, the Company’s “Explanation of Non-GAAP Financial Measures” included as a supplement to our periodic earnings releases will be modified to remove references to NOL utilization. Specifically, item (vii) under the bulleted item “Adjusted EBITDA” will be edited to remove all text following “the provision for income taxes” and the bulleted item “Cash benefits derived from the utilization of net operating loss carryforwards acquired in the Healthland acquisition” will be removed in its entirety.

Securities and Exchange Commission
December 20, 2017

If you have any questions or comments regarding this response, please call the undersigned at (251) 662-4186. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Matt J. Chambless

Matt J. Chambless
Chief Financial Officer

cc:    J. Boyd Douglas, Computer Programs and Systems, Inc.
Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.